EXHIBIT 99.1

Centerra Gold Announces the Appointment of Paul Tomory as President and CEO

TORONTO, March 13, 2023 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG and NYSE: CGAU) announced today that Paul Tomory has been appointed President and Chief Executive Officer, effective May 1, 2023.

Michael Parrett, Chair of the Board of Directors stated, “We are delighted to have Paul lead Centerra at this important stage of the Company’s journey. His leadership experience and record of strategically building and operating mines through all stages of the mining life cycle while ensuring a safety-first culture, will be extremely valuable to Centerra. He has a wealth of technical expertise that we believe will position the Company for future growth, bringing development assets into production and optimizing performance of Centerra’s existing assets.”

Mr. Tomory has over 25 years of experience in mining, engineering and construction. His most recent position was as Executive Vice President and Chief Technical Officer of Kinross Gold Corporation, where he worked for over 14 years in a series of progressive technical roles. Prior to Kinross, he worked in management consulting at Bain & Company and in a technical capacity with Golder Associates. Mr. Tomory is a professional engineer with a Master of Applied Science in Civil (Mining) Engineering from the University of Toronto and holds a Master of Business Administration from the University of Toronto’s Rotman School of Management.

Mr. Tomory commented “I am excited to join the Centerra team. I believe that Centerra is uniquely positioned with a peer leading balance sheet and quality operating assets that generate significant free cashflow. I look forward to working with the Board and management teams to deliver sustainable value and growth.”

Mr. Parrett continued, “On behalf of all shareholders, I would like to thank Paul Wright for his continuing impactful leadership as the Interim President and CEO. In his short tenure, Paul has been instrumental in several areas including in furtherance of a restart of operations at the Öksüt Mine as well as initiating a restructuring of the Company’s head office, to name a few. We look forward to his continued insight, input and leadership on the Board of Directors.”

About Centerra
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. Centerra also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the TSX under the symbol CG and on the NYSE under the symbol CGAU. Centerra is based in Toronto, Ontario, Canada.

For more information:
Toby Caron	Shae Frosst
(416) 204-1694	(416) 204-2159
toby.caron@centerragold.com	shae.frosst@centerragold.com

Additional information on Centerra Gold is available on the Company’s website at www.centerragold.com and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at http://ml.globenewswire.com/Resource/Download/61df2d47-4877-4ded-91c6-510523f0ed0b